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                            July 22, 2022

       Ivy Lee
       Chief Financial Officer
       SAG Holdings Ltd
       14 Ang Mo Kio Street 63
       Singapore 569116

                                                        Re: SAG Holdings Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 24,
2022
                                                            CIK No. 0001933951

       Dear Ms. Lee:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 filed June 24, 2022

       Range of Products, page 9

   1. Elaborate upon the percentage of your revenues that are currently derived from your in-
                                                        house products.
       Risk Factors, page 13

   2. We note your acknowledgement in some of your risk factors that your vendors are impacted by global
economic conditions that impact your ability to source merchandise at competitive prices,
including shortages of raw materials and disruptions to the global supply chain. Revise to
provide a separate risk factor that is dedicated to the risks associated with supply
chain challenges and address how such conditions have negatively
 Ivy Lee
SAG Holdings Ltd
July 22, 2022
Page 2
         impacted costs and inventory availability to date and may impact future results and profitability.
3. We note your as adjusted indebtedness is approximately $27 million. Please include a risk factor that discloses the risks involved with maintaining debt at this level, including (but not limited to) an inability to refinance or bankruptcy. Capitalization and Indebtedness, page 29

4. Please revise your capitalization and indebtedness disclosure to present your indebtedness
         and your shareholders    equity as of the same date in accordance with
Item 3.B of Form
         20-F. Also, the total capitalization line item should be the aggregate of your total indebtedness and total stockholders' equity presented.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue by geographical locations, page 34

5. You mention trade restrictions, as one factor, for the decline in revenues from the Middle
         East. Elaborate upon the nature of these trade restrictions and clarify whether they continue.
Cost of Revenues, page 36

6. Provide a narrative explanation as to the change in your cost of revenues, as well as the reasons why, consistent with Item 5.A. of Form 20-F.
Impact of Inflation, page 50

7. We note your disclosure that the rate of inflation in 2022 is significantly higher and expected to continue to increase. Please revise to quantify these amounts and continue to update your disclosure to disclose the ramifications of inflation on your business, which you mention elsewhere as impacting the costs of your revenues, and therefore your profitability.
Business
Our Customers, page 58

8.     You state that    we believe that our business is not dependent on any
single customer   .
       However, you mention there was one customer for the year ended December 31, 2020
       that accounted for 27% of the Company   s revenues. We understand your
December 31,
FirstName LastNameIvy Lee
       2021 amounts did not have any one customer that accounted for more than 10% of your
Comapany    NameSAG
       revenue.         Holdings
                  However,  pleaseLtd
                                   state whether you anticipate doing more than
10% of your
July 22,business in the
         2022 Page   2 future with the customer you referred to in 2020 or any
other customer.
FirstName LastName
 Ivy Lee
FirstName  LastNameIvy Lee
SAG Holdings   Ltd
Comapany
July       NameSAG Holdings Ltd
     22, 2022
July 22,
Page  3 2022 Page 3
FirstName LastName
Enhancement and innovation of digital capability, page 60

9. We note your intention to enhance your digital capability via a 24/7 platform that will allow customers to check availability and generate product orders completely online.
         Here and in the risk factors, please disclose any risks associated with the expansion of your online platform and e-commerce capability, including (but not limited to)
         competition from other auto parts and services providers with an online presence.
Develop Warranty and Service Suite Offerings, page 61

10. We note your intention to develop a suite of warranty and service offerings such as maintenance, repair, overhaul and/or after sales services work. Please provide further disclosure as to the status of these plans, including but not limited to any ongoing negotiations with potential customers in these areas or contracts that have been signed to date with potential business partners who would assist in the provision of these services.
Report of Independent Registered Public Accounting Firm, page F-2

11. Please provide a report of independent registered public accounting firm which indicates the city and country where issued. Refer to Rule 2-02(a)(3) of Regulation S-X and AS
         3101.10(c).
Consolidated Statements of Cash Flows, page F-6

12. You present repayments of lease liabilities as cash flows used in financing activities.
         Please tell us the nature of the repayments and why it is appropriate to classify them within financing activities. Refer to ASC 230-10-45-15 and ASC 842-20-45-5.
Note 2: Summary of Significant Accounting Policies
Segment Reporting, page F-13

13. You state that you have one reporting segment. However, we note that you disclose two business segments in the Business section on page 55 and discuss revenue, cost of revenues, and gross profit and gross profit margin by business segment under your results of operations discussion on page 34. Please tell us and disclose the factors used in determining your reportable segment, including whether operating segments have been aggregated into one reportable segment. Refer to ASC 280-10-50-21. If you are aggregating operating segments, please provide us your aggregation analysis of the criteria in ASC 280-10-50-11.
Note 8: Amounts Due to Related Parties, page F-19

14. Please expand your description of the amount "Due to ultimate holding company" and disclose how it relates to the pending 2022 reorganization. Refer to ASC 850-10-50-1(b).
 Ivy Lee
FirstName  LastNameIvy Lee
SAG Holdings   Ltd
Comapany
July       NameSAG Holdings Ltd
     22, 2022
July 22,
Page  4 2022 Page 4
FirstName LastName
Exhibit 23.1, page 1

15. Please ask Audit Alliance LLP to provide an appropriately dated consent.
General

16. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications.
17. In connection with your resale prospectus, clarify why you state that shares will be sold at a fixed price when the rest of your prospectus cover page disclosure suggests that your shares have been listed on NASDAQ and the firm commitment offering has closed at the time offers are made.
18. Revise your selling stockholder table to reflect that the selling shareholder intends to sell all shares, and that no shares will be owned following the offering. You may contact Suying Li at 202-551-3335 or Theresa Brillant at
202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Ryan Lichtenfels at 703-434-0122 or Mara Ransom at 202-551-3264 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Joilene Wood